UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTABANCORP

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

712706209

(CUSIP Number)

Dale O. Gunther	Blaine C. Gunther
856 East 700 North	75 East 1010 North
American Fork, UT 84003	American Fork, UT 84003
(801) 592-1826	(801) 234-9620

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Explanatory Note: This Amendment No. 5 (“Amendment”) to the beneficial ownership report on Schedule 13D filed on June 10, 2020 (“Schedule 13D”) amends and supplements certain information set forth in the Schedule 13D. The Schedule 13D has previously been amended by Amendment No. 1 (July 22, 2020), Amendment No. 2 (January 14, 2021), Amendment No. 3 (January 15, 2021) and Amendment No. 4 (January 27, 2021). References herein to the Schedule 13D describe the initial filing as so amended. The Schedule 13D relates to shares of common stock of Altabancorp, a Utah corporation and a registered bank holding company, beneficially owned by the reporting persons identified in the Schedule 13D, as amended hereby. Except as set forth herein, this Amendment does not modify any information previously set forth in the Schedule 13D. Capitalized terms used herein and not defined have the meanings assigned thereto in the Schedule 13D. The purpose of this Amendment is to disclose certain recent developments identified in Item 4 and to update certain facts disclosed in Item 6.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following paragraph immediately preceding the first paragraph of this Item as set forth in Amendment No. 4.

On February 1, 2021, Reporting Person Jonathan B. Gunther tendered his resignation from the boards of directors of the registrant and the registrant’s wholly owned subsidiary, Altabank. A copy of Mr. Jonathan Gunther’s resignation letter is filed herewith as Exhibit 99.9 and its contents are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by replacing the last paragraph of such Item with the following text.

Paul R. Gunther and Jonathan B. Gunther, each a Reporting Person former director of the registrant and the registrant’s wholly owned subsidiary, Altabank, are parties to indemnification agreements with the Issuer. The form of such indemnification agreement is filed as Exhibit 10.7 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (“Form 10-K”). A summary of the Issuer’s obligations and the rights of such Reporting Persons is set forth in the Issuer’s definitive proxy statement on Schedule 14A dated April 17, 2020, and incorporated by reference into Part III, Item 13, of the Form 10-K. Such description is incorporated by reference herein. During the fiscal year ended December 31, 2020, the Issuer made indemnification payments totaling $13,031 to or for the benefit of Reporting Person Paul R. Gunther.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Shareholder Agreement (including agreement regarding joint filing in accordance with Exchange Act Rule 13d-1(k)(1))*

99.2	Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated January 13, 2021*

99.3	Letter from Paul R. Gunther to Board of Directors of the Issuer dated January 15, 2021*

99.4	Form of Indemnification Agreement between the Issuer and each of Jonathan B. Gunther and Paul R. Gunther (incorporated herein by reference to Exhibit 10.7 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019)*

99.5	Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated January 27, 2021*

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99.6		Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated October 6, 2020*

99.7		Letter from the Board of Directors of the Issuer to Dale O. Gunther and Blaine C. Gunther to Board dated October 23, 2020*

99.8		Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated December 3, 2020*

99.9		Letter from Jonathan B. Gunther to Board of Directors of the Issuer dated February 1, 2021†

24.1		Form of Power of Attorney*

	* †	Previously Filed. Filed Herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

DALE O. GUNTHER

/s/ Dale O. Gunther
Dale O. Gunther

DRG PARTNERS, LLC

/s/ Dale O. Gunther
Name:	Dale O. Gunther
Title:	Manager

THE RASPBERRY TRUST

/s/ Matthew O. Cleary
Name:	Matthew O. Cleary
Title:	Trustee

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GUNTHER LEGACY TRUST

/s/ Chantel Gunther
Name:	Chantel Gunther
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

/s/ Brett D. Christiansen
Name:	Brett D. Christiansen
Title:	Trustee

/s/ Holli Gunther
Name:	Holli Gunther
Title:	Trustee

/s/ Christina Gunther
Name:	Christina Gunther
Title:	Trustee

/s/ Orrin Porter Rockwell
Name:	Orrin Porter Rockwell
Title:	Trustee

/s/ Ryan Thompson
Name:	Ryan Thompson
Title:	Trustee

RUSSELL GUNTHER

/s/ Russell Gunther
Russell Gunther

JACOB GUNTHER

/s/ Jacob Gunther
Jacob Gunther

HUDSON GUNTHER

/s/ Hudson Gunther
Hudson Gunther

KIMBALL GUNTHER

/s/ Kimball Gunther
Kimball Gunther

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THE MARY G. MILLER REVOCABLE TRUST

/s/ Mary G. Miller
Name:	Mary G. Miller
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

DEREK GUNTHER MILLER

/s/ Derek Gunther Miller
Derek Gunther Miller

THE BRETT AND SUSAN CHRISTIANSEN FAMILY TRUST

/s/ Brett David Christiansen
Name: Brett David Christiansen
Title:	Trustee

/s/ Susan Gunther Christiansen
Name:	Susan Gunther Christiansen
Title:	Trustee

CHRISTOPHER BRETT CHRISTIANSEN

/s/ Christopher Brett Christiansen
Christopher Brett Christiansen

BRUCE O. GUNTHER

/s/ Bruce O. Gunther
Bruce O. Gunther

JULIE MARIE ROCKWELL

/s/ Julie Marie Rockwell
Julie Marie Rockwell

RUTH ANN GUNTHER THOMPSON

/s/ Ruth Ann Gunther Thompson
Ruth Ann Gunther Thompson

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THE PAUL GUNTHER FAMILY LLC

/s/ Paul Gunther
Name:	Paul Gunther
Title:	Managing Member

/s/ Lynda C. Gunther
Name:	Lynda C. Gunther
Title:	Managing Member

JANELLE GUNTHER

/s/ Janelle Gunther
Janelle Gunther

JORDAN GUNTHER

/s/ Jordan Gunther
Jordan Gunther

JENESSA GUNTHER

/s/ Jenessa Gunther
Jenessa Gunther

JILENNE GUNTHER

/s/ Jilenne Gunther
Jilenne Gunther

JUSTUS ROBERT GUNTHER

/s/ Justus Robert Gunther
Justus Robert Gunther

JESSE OMEGA GUNTHER

/s/ Jesse Omega Gunther
Jesse Omega Gunther

JANSEN ORVILLE GUNTHER

/s/ Jansen Orville Gunther
Jansen Orville Gunther

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JULIA KELSEY GUNTHER

/s/ Julia Kelsey Gunther
Julia Kelsey Gunther

THE PAUL AND MIRIAM THOMAS FAMILY LLC

/s/ Paul Y. Thomas
Name:	Paul Y. Thomas
Title:	Managing Member

/s/ Miriam G. Thomas
Name:	Miriam G. Thomas
Title:	Managing Member

HETS, LLC

/s/ Eric Neal Sabourin
Name:	Eric Neal Sabourin
Title:	Manager

/s/ Heather Thomas-Sabourin
Name:	Heather Thomas-Sabourin
Title:	Manager

BLAINE GUNTHER INVESTMENTS, L.C.

/s/ Blaine C. Gunther
Name:	Blaine C. Gunther
Title:	Member

/s/ Linda Gunther
Name:	Linda Gunther
Title:	Member

/s/ Kristin Gunther Howard
Name:	Kristin Gunther Howard
Title:	Member

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blain Gunther
Title:	Member

/s/ Anne Marie Gunther
Name:	Anne Marie Gunther
Title:	Member

BLAINE C. GUNTHER TRUST

/s/ Blaine C. Gunther
Name:	Blaine C. Gunther
Title:	Trustee

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THE JOHN W. HOWARD II AND KRISTIN G. HOWARD TRUST FBO HOWARD FAMILY TRUST U/A JAN. 3, 2002

/s/ John W. Howard II
Name:	John W. Howard II
Title:	Trustee

/s/ Kristin G. Howard
Name:	Kristin G. Howard
Title:	Trustee

JONATHAN BLAINE GUNTHER

/s/ Jonathan Blaine Gunther
Jonathan Blaine Gunther

THE LIVING TRUST OF JONATHAN BLAINE GUNTHER AND LISA PETERSEN GUNTHER

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blaine Gunther
Title:	Trustee

/s/ Lisa Petersen Gunther
Name:	Lisa Petersen Gunther
Title:	Trustee

ANNE MARIE GUNTHER

/s/ Anne Marie Gunther
Anne Marie Gunther

GUNTHER HOLDING COMPANY L.C.

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Manager

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THE GUNTHER FAMILY TRUST

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Trustee

/s/ Deana Gunther
Name:	Deana Gunther
Title:	Trustee

DEBRA GUNTHER HOLLEY

/s/ Debra Gunther Holley
Debra Gunther Holley

STEPHEN H. HOLLEY

/s/ Stephen H. Holley
Stephen H. Holley

RUPRECHT & CO., L.L.C.

/s/ Stephen H. Holley
Name:	Stephen H. Holley
Title:	Member-Manager

/s/ Debra Gunther Holley
Name:	Debra Gunther Holley
Title:	Member-Manager

THE NEWBOLD FAMILY TRUST

/s/ Jace Tyler Newbold
Name:	Jace Tyler Newbold
Title:	Trustee

/s/ Rebecca Holley Newbold
Name:	Rebecca Holley Newbold
Title:	Trustee

STEPHEN MARK HOLLEY

/s/ Stephen Mark Holley
Stephen Mark Holley

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BENJAMIN HOLLEY

/s/ Benjamin Holley
Benjamin Holley

ANDREA HOLLEY

/s/ Andrea Holley
Andrea Holley

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